FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 8, 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

August 8, 2022

NATWEST GROUP PLC AND NATWEST MARKETS N.V. – PRICING OF SEPARATE CASH TENDER OFFERS FOR CERTAIN OF THEIR RESPECTIVE OUTSTANDING NOTES

NatWest Group plc (“NatWest Group”) and NatWest Markets N.V. (“NWM N.V.”) (each an “Offeror” and, together, the “Offerors”) are each today announcing, in respect of their previously announced separate tender offers to purchase for cash (with respect to the tender offers launched by NatWest Group, the “NatWest Group Offer”, and with respect to the tender offers launched by NWM N.V., the “NWM N.V. Offer”, and collectively, the “Offers”) any and all of certain series of their respective U.S. dollar denominated notes set out in the table below (collectively, the “Notes”, and each a “Series”), the relevant Reference Yield and the relevant Purchase Price for each series of Notes validly tendered and accepted for purchase in respect of such Offers.

The NatWest Group Offer is being made on the terms and subject to the conditions set out in NatWest Group’s offer to purchase dated August 1, 2022 and the related Notice of Guaranteed Delivery (the “NatWest Group Offer to Purchase”), and the NWM N.V. Offer is being made on the terms and subject to the conditions set out in NWM N.V.’s offer to purchase dated August 1, 2022 and the related Notice of Guaranteed Delivery (the “NWM N.V. Offer to Purchase” and, together with the NatWest Group Offer to Purchase, the “Offers to Purchase”). Capitalized terms with respect to the NatWest Group Offer not otherwise defined in this announcement have the same meaning as in the NatWest Group Offer to Purchase and capitalized terms with respect to the NWM N.V. Offer not otherwise defined in this announcement have the same meaning as in the NWM N.V. Offer to Purchase.

Pricing for the NatWest Group Offer:

The Reference Yield in respect of each Series of Notes listed below was determined at 2:00 p.m., New York City time, today. The Purchase Price for each Series of Notes listed below is based on the relevant Reference Yield plus the relevant Fixed Spread as set forth in the table below:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Issued	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Maturity	Reference Yield	Purchase Price
6.125% Subordinated Tier 2 Notes due 2022	The Royal Bank of Scotland Group plc (1)	US780099CE50 / 780099CE5	$2,250,000,000	$1,303,830,000	+40	1.625% U.S. Treasury due December 15, 2022 (ISIN: US912828YW42)	December 15, 2022	2.769%	$1,010.05 per $1,000
6.100% Subordinated Tier 2 Notes due 2023	The Royal Bank of Scotland Group plc (1)	US780097AY76 / 780097AY7	$1,000,000,000	$465,426,000	+90	0.250% U.S. Treasury Security due June 15, 2023 (ISIN: US912828ZU76)	June 10, 2023	3.252%	$1,015.73 per $1,000
6.000% Subordinated Tier 2 Notes due 2023	The Royal Bank of Scotland Group plc(1)	US780097AZ42 / 780097AZ4	$2,000,000,000	$1,396,278,000	+125	3.000% U.S. Treasury Security due June 30, 2024 (ISIN: US91282CEX56)	December 19, 2023	3.231%	$1,019.74 per $1,000
5.125% Subordinated Tier 2 Notes due 2024	The Royal Bank of Scotland Group plc(1)	US780099CH81 / 780099CH8	$2,250,000,000	$1,241,175,000	+145	3.000% U.S. Treasury Security due June 30, 2024 (ISIN: US91282CEX56)	May 28, 2024	3.231%	$1,007.51 per $1,000
3.875% Senior Notes due 2023	The Royal Bank of Scotland Group plc(1)	US780097BD21 / 780097BD2	$2,650,000,000	$2,650,000,000	+75	3.000% U.S. Treasury Security due June 30, 2024 (ISIN: US91282CEX56)	September 12, 2023	3.231%	$998.85 per $1,000

(1)	Currently NatWest Group plc.

Pricing for the NWM N.V. Offer:

The Reference Yield in respect of each Series of Notes listed below was determined at 2:00 p.m., New York City time, today. The Purchase Price for each Series of Notes listed below is based on the relevant Reference Yield plus the relevant Fixed Spread as set forth in the table below:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Issued	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Maturity	Reference Yield	Purchase Price
7.750% Subordinated Deposit Notes, Series B, due 2023	NatWest Markets N.V.(1)	US00077TAA25 / 00077TAA2	$250,000,000	$135,566,000	+75	0.125% U.S. Treasury Security due May 15, 2023 (ISIN: US912828ZP81)	May 15, 2023	3.188%	$1,028.32 per $1,000
7.125% Subordinated Deposit Notes, Series B, due 2093	NatWest Markets N.V.(1)	US00077TAB08 / 00077TAB0	$150,000,000	$150,000,000	+120	2.250% U.S. Treasury Security due February 15, 2052 (ISIN: US912810TD00)	Oct 15, 2093	3.037%	$1,647.06 per $1,000

(1)	NatWest Markets N.V. (formerly known as ABN AMRO Bank N.V., of which ABN AMRO Bank N.V., New York Branch, was a part).

Each Offer will expire at 5:00 p.m., New York City time, on August 8, 2022, unless extended (in respect of each Offer, such date and time, as the same may be extended, the “Expiration Deadline”) or earlier terminated. Holders must validly tender and not validly withdraw their Notes at or prior to the relevant Expiration Deadline in order to be eligible to receive the relevant Purchase Price. Notes validly tendered may be withdrawn at any time prior to the relevant Withdrawal Deadline, but not thereafter.

In addition to the relevant Purchase Price, holders of the Notes accepted for purchase pursuant to the relevant Offer(s) will also receive, on the relevant Settlement Date, any accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest cent) from, and including, the last interest payment date up to, but not including, the relevant Settlement Date (“Accrued Interest”). Holders whose Notes are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest for the period from and including the relevant Settlement Date to the relevant Guaranteed Delivery Settlement Date. Accrued Interest for each $1,000 principal amount of such Notes validly tendered and accepted for purchase will be rounded to the nearest $0.01, with $0.005 being rounded upwards, in accordance with the conditions of such Notes.

Unless an Offer is extended, reopened or earlier terminated, the Settlement Date in respect of each Offer is expected to be August 10, 2022 and the Guaranteed Delivery Settlement Date in respect of each Offer is expected to be August 11, 2022.

FURTHER INFORMATION

Copies of each Offer to Purchase are available at the following web address: https://deals.is.kroll.com/natwest

Requests for assistance or additional copies of an Offer to Purchase may be directed to the Tender Agent and any questions regarding the terms of the Offer may be directed to the relevant Dealer Managers listed below:

Tender Agent in respect of each Offer

Kroll Issuer Services Limited	Email: natwest@is.kroll.com
Arlind Bytyqi / Jacek Kusion	Telephone: +44 20 7704 0880

NatWest Treasury Markets

Scott Forrest	Email: Scott.Forrest@Natwest.com
Head of Treasury DCM	Telephone: +44 7747 455969

Investor Relations

Paul Pybus	Email: paul.pybus@natwest.com
Head of Debt Investor Relations	Telephone: +44 776 916 1183
250 Bishopsgate
London EC2M 4AA

Global Arranger and Lead Dealer Manager in respect of each Offer

NatWest Markets	Telephone: +44 20 7678 5222 (UK)
Telephone: +1 203 897 6166 (U.S.)
Telephone: +1 866 884 2071 (U.S. Toll Free)
Email: liabilitymanagement@natwestmarkets.com
Attn: Liability Management

Dealer Managers with respect to the NatWest Group Offer

Merrill Lynch International	Telephone: +44 207 996 5420 (Europe)
Telephone: +1 (980) 387-3907 (U.S.)
Telephone: +1 (888) 292-0070 (U.S. Toll Free)
Email: DG.LM-EMEA@bofa.com
Attn: Liability Management Group

Morgan Stanley & Co. LLC	Telephone: +44 20 7677 5040 (Europe)
Telephone: +1 212 761 1057 (U.S.)
Telephone: +1 800 624 1808 (U.S. Toll Free)

Email: liabilitymanagement@morganstanley.com
Attn: Liability Management (in the U.S.)
Attn: Liability Management Group (in Europe)

Wells Fargo Securities, LLC	Telephone: +44 (0) 203 942 9680 (Europe)
Telephone: +1 (704) 410-4756 (U.S.)
Telephone: +1 (866) 309-6316 (U.S. Toll Free)
Email: LiabilityManagement@wellsfargo.com
Attn: Liability Management Group

Dealer Managers with respect to the NWM N.V. Offer

BofA Securities Europe SA	Telephone: +33 1 877 01057 (Europe)
Telephone: +1 (980) 387-3907 (U.S.)
Telephone: +1 (888) 292-0070 (U.S. Toll Free)
Email: DG.LM-EMEA@bofa.com
Attn: Liability Management Group

Morgan Stanley & Co. LLC	Telephone: +44 20 7677 5040 (Europe)
Telephone: +1 212 761 1057 (U.S.)
Telephone: +1 800 624 1808 (U.S. Toll Free)
Email: liabilitymanagement@morganstanley.com
Attn: Liability Management (in the U.S.)
Attn: Liability Management Group (in Europe)

Wells Fargo Securities, LLC	Telephone: +44 (0) 203 942 9680 (Europe)
Telephone: +1 (704) 410-4756 (U.S.)
Telephone: +1 (866) 309-6316 (U.S. Toll Free)
Email: LiabilityManagement@wellsfargo.com
Attn: Liability Management Group

DISCLAIMER

This announcement and each Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the relevant Offer. If you are in any doubt as to the contents of this announcement or the relevant Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offerors, the Dealer Managers, the Tender Agent, the fiscal agent or the trustee (as applicable) with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offers.

OFFER RESTRICTIONS

European Economic Area (“EEA”)

The communication of this announcement, the Offers to Purchase and any other documents or materials relating to the Offers do not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Offers.

United Kingdom

The communication of this announcement, the Offers to Purchase and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, this announcement, the Offers to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offers to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”)); (ii) persons falling within Article 43 of the Order; or (iii) any other persons to whom the relevant Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as “relevant persons”). This announcement and the Offers to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offers to Purchase relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of this announcement, the Offers to Purchase and any other documents or materials relating to the Offers do not constitute an offer of securities to the public for the purposes of s of Regulation (EU) 2017/1129 (as amended) as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (EUWA) (the “UK Prospectus Regulation”) and accordingly the requirement to produce a prospectus under the UK Prospectus Regulation does not apply to the Offers.

Belgium (in respect of the NatWest Group Offer only)

Neither this announcement (in so far as it relates to the NatWest Group Offer), the NatWest Group Offer to Purchase nor any other documents or materials relating to the NatWest Group Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the NatWest Group Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the NatWest Group Offer may not be advertised and the NatWest Group Offer will not be extended, and neither this announcement, the NatWest Group Offer to Purchase nor any other documents or materials relating to the NatWest Group Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement (in so far as it relates to the NatWest Group Offer) and the NatWest Group Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the NatWest Group Offer. Accordingly, the information contained in this announcement (in so far as it relates to the NatWest Group Offer) and the NatWest Group Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offers to Purchase and any other documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Offers to Purchase have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Offers to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Manager’s respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the relevant Offeror in such jurisdiction.

Each holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the relevant Offer to Purchase. Any tender of Notes pursuant to an Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offerors, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder’s responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the relevant Offeror determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

Each Offeror and their respective affiliates expressly reserve the right at any time or from time to time following completion or termination of the Offers made by it, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the relevant Offer(s) but not accepted for purchase by it) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the relevant Offer(s). In addition, each Offeror also reserves the right to issue new debt securities from time to time, including during the term of the Offers made by it.

THIS ANNOUNCEMENT CONTAINS INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR NATWEST GROUP PLC, FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (MAR) AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018. THIS ANNOUNCEMENT IS MADE BY ALEXANDER HOLCROFT, HEAD OF INVESTOR RELATIONS FOR NATWEST GROUP PLC.

THIS ANNOUNCEMENT CONTAINS INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR NatWest Markets N.V., FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (MAR). FOR THE PURPOSES OF MAR AND ARTICLE 2 OF COMMISSION IMPLEMENTING REGULATION (EU) 2016/1055, THIS ANNOUNCEMENT IS MADE BY Vasileios TSAGRIS, TREASURER OF NatWest Markets N.V.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

FORWARD-LOOKING STATEMENTS

From time to time, the Offerors may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements constitute “forward-looking statements”. The Offerors caution that these statements may and often do vary materially from actual results. Accordingly, the Offerors cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled “Risk Factors” in the relevant Offer to Purchase, in the Annual Report and H1 2022 Interim Report of the relevant Offeror which is incorporated by reference therein and “Forward-Looking Statements” in the Annual Report and H1 2022 Interim Report of the relevant Offeror, which is incorporated by reference in the relevant Offer to Purchase.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the “FCA”) or the Dutch Authority for the Financial Markets (the “AFM”), as applicable, any applicable stock exchange or any applicable law, the Offerors expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the relevant Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, (i) with respect to NatWest Group consult any additional disclosures that NatWest Group has made or may make in documents that NatWest Group has filed or may file with the U.S. Securities and Exchange Commission and (ii) with respect to NWM N.V. consult any additional disclosures that NWM N.V. has made or may make in documents that NWM N.V. has filed or may file with the AFM.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	August 8, 2022	By:	/s/ Dearbhla Kelly
			Name:	Dearbhla Kelly
			Title:	Assistant Secretary